FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 2004

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

Item 1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 10 June 2004.

Item 2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 11 June 2004.

Item 3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 14 June 2004.

Item 4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16 June 2004.

Item 5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 June 2004.

Item 6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 21 June 2004.

Item 7.	Press release entitled, “First Launch for AstraZeneca’s Exanta™ (Ximelagatran): the First Oral Anticoagulant in New Class of Direct Thrombin Inhibitors (DTIS)”, dated 21 June 2004.

Item 8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 22 June 2004.

Item 9.	Press release entitled, “Companies Act 1985 Section 198. Disclosure of Interest in Voting Shares in Public Companies”, dated 23 June 2004.

Item 10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 June 2004.

Item 11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 28 June 2004.

Item 12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 29 June 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 July 2004	By: /s/ G. H. R. Musker

Name: G H R Musker
Title: Company Secretary & Solicitor

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 June 2004, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2586 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,678,058,269.

G H R Musker
Company Secretary
10 June 2004

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 10 June 2004, it purchased for cancellation 650,000 ordinary shares of AstraZeneca PLC at a price of 2570 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,677,408,269.

G H R Musker
Company Secretary
11 June 2004

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 June 2004, it purchased for cancellation 200,000 ordinary shares of AstraZeneca PLC at a price of 2551 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,677,215,358.

G H R Musker
Company Secretary
14 June 2004

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 15 June 2004, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2545 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,676,715,358.

G H R Musker
Company Secretary
16 June 2004

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 June 2004, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2568 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,676,121,849.

G H R Musker
Company Secretary
17 June 2004

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 June 2004, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 2568 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,675,421,849.

G H R Musker
Company Secretary
21 June 2004

Item 7

FIRST LAUNCH FOR ASTRAZENECA’S EXANTA™
(XIMELAGATRAN): THE FIRST ORAL ANTICOAGULANT IN
NEW CLASS OF DIRECT THROMBIN INHIBITORS (DTIS)

Exanta™ (ximelagatran), a new anticoagulant and the first oral treatment in the new class of direct thrombin inhibitors (DTIs), is launched today in Germany in its first indication: the prevention of venous thromboembolic events (VTE) in elective hip or knee replacement surgery (orthopaedic surgery).

Exanta is the first oral anticoagulant since the introduction of warfarin almost 60 years ago, and is the product of over 20 years’ research and development at AstraZeneca. It was developed to provide a solution to the significant unmet medical need for a new, predictable and well-tolerated oral therapy for patients at risk of thrombosis, one of the major causes of cardiovascular morbidity and mortality in the developed world.

The prevention of VTE in orthopaedic surgery is an important proof of principle indication for Exanta and follows the successful completion of the E.U. Mutual Recognition Process for this indication in May 2004. Patients are particularly at risk of thrombosis following orthopaedic surgery, with more than half developing VTE in the absence of preventative anticoagulant treatment. Whilst effective treatments are available, no treatment regimen to date has successfully balanced efficacy and bleeding risk with oral dosing.

The approved label in the E.U. for Exanta in this indication involves an early postoperative start of treatment, with initial injectable dosing administered 4 – 8 hours after the completion of surgery, followed by oral Exanta 24mg twice daily for up to 11 days. This approach supports the increasing use of postoperative initiation of VTE preventative treatment in clinical practice across Europe, and also enables oral treatment to be easily continued following discharge from hospital.

Exanta has been the subject of the largest clinical study programme in anticoagulation to date, involving around 30,000 patients. It is under regulatory review in the E.U. for key chronic use indications including the prevention of stroke and other thromboembolic complications associated with atrial fibrillation and the treatment of venous thromboembolism (VTE). In the US, FDA submissions were filed in December 2003 for use of Exanta in prevention of VTE in patients undergoing knee replacement surgery as well as for prevention of stroke and other thromboembolic complications associated with atrial fibrillation and long-term secondary prevention of VTE after standard treatment for an episode of VTE.

As an oral Direct Thrombin Inhibitor, Exanta benefits from a unique mode of action that enables predictable protection against the risk of thrombotic events, administration as a fixed oral dose, a rapid onset and offset of action and low potential for food and drug interactions. Importantly, coagulation monitoring is also not necessary in treatment with Exanta.

Exanta will be launched in other E.U. countries in this short term orthopaedic surgery indication throughout 2004. The UK and Ireland withdrew from the mutual recognition process in Europe and regulatory discussions will be held to agree the appropriate route to secure approval of Exanta in orthopaedic surgery in these countries. Following the completion of the E.U. Mutual recognition Process, National Marketing Approvals have so far been granted in Germany, Sweden, Portugal and Iceland.

The worldwide market for anticoagulants is around $4 billion and growing at 13 per cent annually, while the worldwide anti-thrombotic market is around $12 billion, growing at 15 per cent annually. The approved label for Exanta in the E.U. is based on the METHRO III (MElagatran for THRombin inhibition in Orthopaedic surgery) study, which compared post-operative initiation of melagatran (active form of Exanta) followed by oral ximelagatran in 4,688 patients undergoing total hip or knee replacement. Exanta is a trademark of the AstraZeneca group of companies.

21 June 2004

Media Enquiries:-
Steve Brown, +44 207 304 5033
Edel McCaffrey, +44 207 304 5034

Investor Enquiries:
Jonathan Hunt, +44 207 304 5087
Mina Blair-Robinson, +44 207 304 5084

-Ends-

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 21 June 2004, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2569 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,674,821,849.

G H R Musker
Company Secretary
22 June 2004

Item 9

COMPANIES ACT 1985 SECTION 198
DISCLOSURE OF INTEREST IN VOTING SHARES IN PUBLIC COMPANIES

ON 23 JUNE 2004 WE WERE INFORMED BY THE CAPITAL GROUP COMPANIES, INC., A REGISTERED INVESTMENT MANAGER IN THE U.S., THAT ON 21 JUNE 2004 ITS INTEREST IN THE USD0.25 ORDINARY SHARES OF ASTRAZENECA PLC HAD CHANGED TO 264,149,333 SHARES (15.76 PER CENT OF THE CURRENT ISSUED ORDINARY CAPITAL) FROM THE PREVIOUSLY NOTIFIED LEVEL OF 264,669,595 SHARES (15.74 PER CENT OF THE SHARES THEN IN ISSUE). THE REASON FOR THIS ANNOUNCEMENT IS THAT, WITHIN THE SAID HOLDING OF 15.76 PER CENT OF THE ISSUED ORDINARY CAPITAL OF ASTRAZENECA PLC, CAPITAL GUARDIAN TRUST COMPANY, AN AFFILIATE OF THE CAPITAL GROUP COMPANIES, INC., HAS DECREASED ITS INTEREST IN THESE SHARES TO 100,244,369 SHARES (5.98 PER CENT OF THE CURRENT ISSUED ORDINARY CAPITAL) FROM THE PREVIOUSLY NOTIFIED LEVEL OF 101,574,866 SHARES (6.04 PER CENT OF THE SHARES THEN IN ISSUE).

G H R MUSKER
COMPANY SECRETARY
23 JUNE 2004

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 June 2004, it purchased for cancellation 150,000 ordinary shares of AstraZeneca PLC at a price of 2573 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,674,673,978.

G H R Musker
Company Secretary
24 June 2004

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 25 June 2004, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2519 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,674,189,769.

G H R Musker
Company Secretary
24 June 2004

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 28 June 2004, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2511 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,673,689,769.

G H R Musker
Company Secretary
29 June 2004